Exhibit 21.1

Subsidiaries of the Registrant

Name of subsidiary	State/Country of Incorporation	Ownership
Pfaltzgraff Factory Stores, Inc.	Delaware	100%
TMC Acquisition Inc.	Delaware	100%
Lifetime Delaware Holdings, LLC	Delaware	100%
Wallace Silversmiths de Puerto Rico Ltd.	Cayman Islands	100%
Lifetime Brands, Inc. (HK) Limited	Hong Kong	100%
Lifetime Brands Global Sourcing (Shanghai) Consultancy Limited	China	100%
New Goal Development Limited	Hong Kong	100%
Lifetime Brands UK Limited	United Kingdom	100%
Creative Tops Holdings Limited	United Kingdom	100%
Creative Tops Limited	United Kingdom	100%
Lifetime Brands Holdings Limited	United Kingdom	100%
Lifetime Brands do Brasil Participacoes Ltda.	Brazil	100%
World Alliance Enterprises Limited	Hong Kong	100%
Grand Venture Enterprises Limited	Hong Kong	100%
Creative Tops Far East Limited	Hong Kong	100%
LTB de México, S.A. de C.V.	Mexico	99.99%
LVA Limited	Hong Kong	80%